

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Jay C. Biskupski
Chief Financial Officer
Peregrine Semiconductor Corporation
9380 Carroll Park Drive
San Diego California 92121

> **Re:** **Peregrine Semiconductor Corporation**
> **Registration Statement on Form S-1**
> **Amended February 16, 2011**
> **File No. 333-170711**

Dear Mr. Biskupski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your revisions in the second paragraph in response to prior comment 5. Please clarify what you mean when you state that your technology enables "low parasitic capacitance, high signal isolation, and excellent broadband linearity" and briefly explain the significance of these features.

2. Regarding your response to prior comment 8, please file as an exhibit the consent of Frost & Sullivan.

Management's Discussion and Analysis..., page 40

Liquidity and Capital Resources, page 58

3.   We note the revisions made in response to prior comment 21. However, there appears to
        be no discussion provided on the growth in accounts receivable in 2009. Please revise
        this section to discuss material changes in this working capital item. Refer to Item 303(a)
        of Regulation S-K and Release 33-8350.

Independent Compensation Consultant and Peer Group, page 87

4.   We note your statement on page 88 that the compensation committee determined that,
        assuming completion of your offering, "it would be appropriate to increase the cash
        compensation levels of [y]our executive officers with the goal of bringing them, over
        time, more in line with the public company peer group data." We similarly note your
        disclosure on page 91 that Dr. Cable's 2011 bonus potential "remains below the 50th
        percentile of the peer data group and [you] expect to continue to address his
        compensation in the future." As it appears that you benchmark these elements of
        compensation, please identify where you target each element of compensation against
        your peer group and where actual payments fell within the targeted parameters. To the
        extent actual compensation was outside of a targeted percentile range, please provide
        discussion and analysis as to why such compensation elements fell outside the targeted
        parameters. Please also disclose the "significant milestones" upon which you plan to
        move base salaries and target bonuses as they are achieved.

Annual Cash Incentive Bonuses, page 89

5.   We note your revisions in response to prior comment 27. Please disclose the specific
        performance targets that were required to be achieved in order for your named executive
        officers to earn the annual incentive bonus in 2010. Also disclose the objectives
        mentioned on page 91 that were approved by your compensation committee as your 2011
        bonus plan objectives. To the extent you believe that disclosure of such information, on a
        historical basis, would result in competitive harm such that the information could be
        excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a
        detailed explanation supporting your conclusion. For guidance, please refer to Question
        118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our
        website at www.sec.gov. In discussing how difficult or likely it will be to achieve the
        target levels or other factors, you should provide as much detail as necessary without
        disclosing information that poses a reasonable risk of competitive harm.

Severance or Employment Agreements, page 102

6.   Please disclose the material terms of the new employment agreements with Dr. Cable and
        Mr. Biskupski. Also, tell us when you intend to file the agreements as exhibits.

Underwriting, page 127

7.   We note your response to prior comment 35. Please tell us the basis for your
        determination that disclosure of the services certain underwriters provided to you was
        "unnecessary to include." Refer to Item 508(a) of Regulation S-K, which requires
        disclosure regarding any material relationship with an underwriter and the nature of the
        relationship.

Note 7. Commitments and Contingencies, page F-26

- Commitments, page F-28

8.   We note the revision made in response to prior comment 23 by specifically identifying
        the composition of inventory purchase obligations as of December 25, 2010. As
        previously requested, please revise to include disclosure in this footnote that specifies all
        significant terms, including: fixed or minimum quantities to be purchased; fixed,
        minimum or variable price provisions; and the approximate timing of the transaction.
        Refer to paragraph (ii)(D) under Item 303(a)(5) of Regulation S-K. Otherwise, explain to
        us why such information is not required to be disclosed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile):   Gari L. Cheever, Esq.
                      Gunderson Dettemer Stough Villeneuve Franklin & Hachigian, LLP